Simpson Thacher & Bartlett 盛信律师事务所
ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG

TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

April 12, 2021

CONFIDENTIAL AND VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Stephen Krikorian, Accounting Branch Chief

Mr. Ryan Rohn, Staff Accountant

Ms. Jan Woo, Esq., Legal Branch Chief

Mr. Matthew Crispino, Esq., Staff Attorney

Re:	Full Truck Alliance Co. Ltd.

Amendment No. 1 to Draft Registration

Statement on Form F-1

Submitted March 22, 2021

CIK No. 001838413

Ladies and Gentlemen:

On behalf of our client, Full Truck Alliance Co. Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit this letter in response to the Staff’s comments contained in the comment letter dated April 6, 2021 (the “April 6 Comment Letter”), relating to the above-referenced Amendment No. 1 (“Amendment No. 1”) to Draft Registration Statement on Form F-1 (“Draft Registration Statement”). The Company will submit a revised draft of the Draft Registration Statement or make a formal filing of the Registration Statement on Form F-1 via EDGAR at a later date.

DANIEL FERTIG	ADAM C. FURBER	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	IAN C. HO	JONATHAN HWANG	ANTHONY D. KING	CELIA C.L. LAM	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG
RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett

         盛信律師事務所

April 12, 2021

Set forth below are the Company’s responses to the Staff’s comments in the April 6 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. All page references herein are references to Amendment No. 1.

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Amendment No. 1 to Draft Registration Statement

Management’s Discussion and Analysis of Financial Condition and Results of Operations Nine months ended September 30, 2020 compared to nine months ended September 30, 2019 Cost of revenue, page 105

1.

We note your response to prior comment 7 that it is not practicable for the Company to allocate its cost of revenue by revenue component in a reasonable and systematic way. Please disclose this determination in your discussion and further provide the reasons, as provided in your response.

In response to the Staff’s comment, the Company will add the following paragraph after the first paragraph under the section entitled “Cost of Revenue” on page 101 of Amendment No. 1:

“Our cost of revenue is incurred to support all revenue generating activities on our digital freight platform. For example, technology services fee is incurred for operating the entire platform. The customer service center employees serve shippers and truckers involved in various services offered by us. Our strategy is to continue to grow the GTV of our platform, with a focus on expansion and increase of the number of shippers and truckers on our platform and the volume of transaction activities facilitated through our platform. The majority of the cost of revenue therefore is incurred on a company-wide basis to develop our platform, as well as to acquire and maintain shippers and truckers in order to support the growth of both freight matching services and value-added services, the latter of which further enhance user stickiness and engagement on our platform. As such, it is not practicable for us to allocate our cost by revenue component in a reasonable and systematic way.”

Freight listings, page 142

2.

We note your expanded disclosure in response to prior comment 5. Your current disclosure states you have 348,000 and 507,000 users as of December 31, 2019 and 2020, respectively. Please expand your disclosure to clarify if these are paying memberships. In this regard, we note your discussion includes a discussion of your freemium model and well as two tiers of paying membership.

In response to the Staff’s comment, the Company will replace the last sentence of the paragraph under the section entitled “Freight listings” on page 142 of Amendment No. 1 in its entirety with the following sentence:

“As of December 31, 2019 and 2020, we had 348 thousand and 507 thousand users with active paying memberships, respectively.”

Simpson Thacher & Bartlett

         盛信律師事務所

April 12, 2021

Notes to the Consolidated Financial Statements

Note 2 Principal Accounting Policies

2.19 Cost of revenues, page F-25

3.

You state in the hypothetical example in response to prior comment 18, that you “would only need to pay VAT of RMB 6 based on the platform service fee, which represents the value “you” add during the entire transaction.” Clarify whether this means that your legal obligation is limited to the VAT on your platform service fee. For our understanding, clarify whether it is your practice to pay the full amount of the VAT, however, there is an expectation that the local jurisdiction will refund you the Truckers’ portion of the VAT. Your response states that in most cases, the Company does not receive VAT invoices from the individual truckers and the truckers do not pay VAT. In light of this, please explain if or how VAT presented in your revenue line item is adjusted for this lack of payment. Explain why there is a significant difference between the VAT amounts presented in Revenue and Cost of Revenue. In addition, since the VAT amount is significant in comparison to your revenue and the policy is asymmetrical to the underlying revenue recognition, explain why you did not make the policy election to present these amounts on a net basis pursuant to ASC 606-10-32-2A. That is, it appears that doing so would be more consistent with the nature of the arrangement with your customers. Please advise.

The Company respectfully advises the Staff that under PRC VAT tax law, each seller is primarily obligated for the VAT assessed on the selling price of goods or services provided by the seller. As a freight broker, the Company enters into a contract with the shipper to sell the shipping service and platform service and also enters into a contract with the trucker to purchase the shipping service. The legal liability of VAT of the Company is assessed on the entire selling price of the shipping service and platform service pursuant to the Company’s contract with the shipper.

The Company is obliged to pay the full amount of VAT. The VAT refunds are not refunds provided by the local tax authorities that charge the Company for VAT. They are government subsidies provided by the local financial bureau (which are separate from the local tax authorities) as an incentive to the Company for developing business in the local area and its contributions to the local economy. The government subsidies are granted based on the VAT or other taxes collected by the local tax authorities. Whether the Company can obtain government subsidies is subject to the policy of the local financial bureau and the negotiation between the Company and the relevant local financial bureau. The government subsidy policy varies across the country in terms of amount, payment terms, etc. Currently the Company is entitled to government subsidies, which is based on a certain percentage of VAT we pay the local tax authorities, from most of the provinces where it conducts business.

The Company uses the same example from the last response to further illustrate the accounting and presentation of VAT in its freight brokerage services. Please note the VAT amount is calculated based on the effective VAT rate that the Company is subject to.

The Company collects RMB 1,068 from the shipper and pays RMB 1,000 to the trucker. The RMB 1,068 includes (1) the shipping fee of RMB 917 charged to the shipper and the related VAT of RMB 83, and (2) the platform service fee of RMB 62 and the related VAT of RMB 6. As the primary obligor of VAT, the Company includes VAT in the transaction price and presents VAT on a gross basis. Therefore, the transaction price with the shipper is RMB 1,068 and the fee paid to the trucker is RMB 1,000. Because the Company is a broker with respect to the shipping service, the Company recognizes RMB 68 (1,068 – 1,000), the difference between the transaction price with the shipper and the fee paid to the trucker, as revenue. The VAT the Company is obligated to pay the local tax authorities is also included in cost of revenue (assuming VAT is the only cost of revenue item in this example).

The journal entries are as follows.

Dr. Cash	1,068
Cr. Payable to trucker	1,000
Cr. Revenue	68
Dr. Cost of revenue (related to VAT)	89 (83+6)
Cr. VAT Payable	89

The revenue recognized is RMB 68, which is the net amount the Company earns from the shipper, and the VAT included in cost of revenue is RMB 89, which is the amount the Company is obligated to pay to the local tax authority (the Company is primarily obligated for this amount, not the shipper or the trucker). That VAT amount does not affect revenue since the Company is not currently reimbursed by the trucker for the Company’s VAT obligation or obtain VAT credit based on any VAT invoice issued by the trucker for his/her selling of the shipping service to the Company. That is, the Company’s current business practice is to always pay the agreed-upon fee of RMB 1,000 (in the above example), which will not be reduced by the Company’s VAT obligation. In addition, because the trucker does not pay VAT for selling the shipping services to the Company, the trucker has never issued the Company a VAT invoice to provide VAT credit to the Company.

Simpson Thacher & Bartlett

         盛信律師事務所

April 12, 2021

If the Company is entitled to a government subsidy related to VAT of RMB 45 from the local financial bureau, the RMB 45 reduces cost of revenue so that the actual cost of revenue would be RMB 44 (RMB 89 – RMB 45).

Dr. VAT receivable from financial bureau	45
Cr. Cost of revenue	45

As such, for this example transaction, the Company recognizes revenue of RMB 68 (the net transaction price retained from the shipper), a cost of revenue of RMB 44, and a profit of RMB 24.

The Company considered whether to elect the policy election to present VAT on a net basis but does not believe it reflects the freight brokerage service business appropriately. Please see the following illustration.

If the Company recognized VAT on a net basis, the Company would exclude the VAT amount from transaction price. As such, the transaction price with the shipper would be RMB 979 (1,068 – 89) but the fee paid to the trucker would still be RMB 1,000, resulting in negative revenue of RMB 21 (979 – 1,000), which is the difference between the transaction price with the shipper and the fee paid to the trucker. In this circumstance, we believe it would be appropriate to classify negative revenue as cost of revenue; therefore, the journal entries would be as follows:

Dr. Cash	1,068
Dr. Cost of revenue	21 (979-1,000)
Cr. Payable to trucker	1,000
Cr. VAT Payable	89

If the Company was entitled to a government subsidy related to VAT of RMB 45 from the local financial bureau, the RMB 45 would be recognized as other income since the VAT payable is characterized as a reduction of revenue (as opposed to being considered a Company expense).

Dr. VAT receivable from financial bureau	45
Cr. Other income	45

As such, under the net presentation, the Company may end up with zero revenue and income of RMB 45 since there is no expense associated with the Company’s VAT payable to offset for the government subsidy. The Company does not believe this outcome is representationally faithful in reflecting the Company’s business model nor meaningful to users of our financial statements.

Although the Company’s bottom line would stay the same under either gross or net presentation, the net presentation is very difficult for financial statement users to understand the current business model of the Company.

First of all, the Company does not believe zero revenue is a fair presentation of its arrangements with the shipper and the trucker. The Company provides a series of services including arranging for matching of shippers and truckers, review of freight pricing to identify fake transactions, route tracking during transportation, and conflict resolution to earn the difference between the amount collected from the shipper and the amount paid to the trucker as its platform service fee. Zero revenue could never tell if and how the Company’s pricing strategy evolves according to the change of market, nor presents fairly its revenue increases or decreases.

Secondly, the Company views VAT it is obligated to pay as a cost to conduct the freight brokerage business. The Company operates its freight brokerage business with the road transportation license obtained from the government, which requires the Company to pay VAT at a rate of approximately 9% pursuant to the relevant VAT regulations for transportation service segment. It is a cost that the Company has to bear in order to conduct the business and should be reflected in cost of revenue. In addition, any government subsidy received from a local financial bureau is intended to help the Company offset its VAT cost (as opposed to being a general government grant), and presentation as other income would not reflect the substance of the subsidy.

Lastly, the fact that the VAT amount is significant in comparison to revenue and cost of revenue does not represent a departure from U.S. GAAP or a less preferential presentation from the perspectives of the Company or the users of the Company’s financial statements. Instead, it reflects the Company’s commercial decision; that is, the Company decides to not charge the shipper a higher amount for the VAT computed based on the entire selling price (i.e., the freight fee paid to the trucker in addition to the platform service fee) or to pay the trucker a lower amount for the VAT attributable to the freight fee, in order to develop its platform and grow bases of shippers and truckers using the platform. The significance of VAT is essentially caused by the Company’s pricing strategy and overall business development considerations.

Simpson Thacher & Bartlett

         盛信律師事務所

April 12, 2021

In conclusion, the Company believes to present VAT on a gross basis appropriately reflects the business substance of its freight brokerage services and the Company’s obligation to pay the VAT on the entire selling price (not an obligation of the shipper or trucker) as a cost of conducting that business, and the significance of VAT in comparison to revenue and cost of revenue simply reflects the commercial decisions made by the Company.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will make the following amendments to Amendment No. 1.

(i)	Replace the footnote (1) with the following sentences on page 99 of Amendment No. 1:

“Value-added taxes are included in revenue on a gross basis with a corresponding charge to the cost of revenue as we determine that we are the primary obligor of the value-added tax in the PRC. RMB1,359 million, RMB1,034 million and RMB940 million were attributable to VAT for the year ended December 31, 2019, and the nine months ended September 30, 2019 and 2020 respectively, which primarily relates to value-added taxes charged for freight brokerage services, calculated based on the total shipping transaction price, including the freight charge paid to the trucker (for which we are an agent) and the platform service fee earned by us.”

(ii)	Add the following paragraph after the last paragraph on page 99 of Amendment No. 1:

“Value-added taxes are included in revenue on a gross basis with a corresponding charge to the cost of revenue as we determine that we are the primary obligor of the value-added tax in the PRC. RMB1,292 million, RMB985 million and RMB893 million were attributable to VAT for the year ended December 31, 2019, and the nine months ended September 30, 2019 and 2020 respectively. We present value-added tax on a gross basis as we believe it reflects our arrangements with shippers and truckers under freight brokerage service appropriately. We earn the difference between the amount collected from the shipper and the amount paid to the trucker as our platform service fee, and we view the value-added tax charged based on total freight fee and platform service fee is a dominant operating cost we bear to conduct the business.”

(iii)	Add the following sentences after the second paragraph on page 105 of Amendment No. 1:

“Value-added taxes are included in revenue on a gross basis with a corresponding charge to the cost of revenue as we determine that we are the primary obligor of the value-added tax in the PRC. RMB1,034 million and RMB940 million were attributable to VAT for the nine months ended September 30, 2019 and 2020 respectively, which primarily relates to value-added taxes charged for freight brokerage services, calculated based on the total shipping transaction price, including the freight charge paid to the trucker (for which we are an agent) and the platform service fee earned by us.”

(iv)	Add the following sentences after the first paragraph on page 109 of Amendment No. 1:

“Value-added taxes are included in revenue on a gross basis with a corresponding charge to the cost of revenue as we determine that we are the primary obligor of the value-added tax in the PRC. RMB1,359 million was attributable to VAT for the year ended December 31, 2019, which primarily relates to value-added taxes charged for freight brokerage services, calculated based on the total shipping transaction price, including the freight charge paid to the trucker (for which we are an agent) and the platform service fee earned by us.”

(v)	Add the following sentence after the first sentence of the second paragraph in note 2.18 on page F-22 of Amendment No. 1:

“The Group does not elect the optional policy election in ASC 606-10-32-2A to exclude value added tax from the transaction price.”

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Simpson Thacher & Bartlett

         盛信律師事務所

April 12, 2021

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email) or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosures

cc:	Full Truck Alliance Co. Ltd.

Hui Zhang, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP

Kai Fan

Davis Polk & Wardwell LLP

Li He

James C. Lin

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Feng Hui

Julie Zhu

Kevin Bu